Exhibit 99.(a)(1)(K)

ISLE OF CAPRI CASINOS, INC.

SUPPLEMENT TO THE

OFFER TO EXCHANGE

RESTRICTED STOCK OR CASH

FOR

CERTAIN OUTSTANDING STOCK OPTIONS

THIS OFFER AND YOUR WITHDRAWAL RIGHTS EXPIRE

AT Midnight, U.S. CENTRAL TIME, ON OCTOBER 2, 2008, UNLESS WE EXTEND THE OFFER.

This Offer to Exchange constitutes part of the Section 10(a) Prospectus

Relating to the Isle of Capri 2000 Long-Term Stock Incentive Plan

The Date of this Supplement to the Offer to Exchange is September 22, 2008

Isle of Capri Casinos, Inc. hereby supplements and amends the Offer to Exchange Restricted Stock or Cash for Certain Outstanding Stock Options dated September 5, 2008 (the “Offer to Exchange”) as follows:

Summary Term Sheet – How the Option Exchange Program Works

1.  Question 2 under “How the Option Exchange Program Works” in the Summary Term Sheet of the Offer to Exchange is amended to read, in its entirety, as follows:

“Q2.       Am I eligible to participate?

A2.                             Only “eligible directors and employees” may participate in this offer. Generally, you are eligible if you were a director or an employee of Isle of Capri on September 5, 2008 and remain a director or an employee (even if on an approved leave of absence) immediately prior to the expiration of the offer. If you resign or receive a notice of termination at any time before the expiration of the offer, you are not eligible to participate in the offer. (See Section 1.)”

2.  Question 3 under “How the Option Exchange Program Works” in the Summary Term Sheet of the Offer to Exchange is amended to read, in its entirety, as follows:

“Q3.                     What happens if my position as a director or employee terminates before the expiration of the offer?

A3.                             If you tender options for exchange in this offer, but before the expiration of the offer your position as a director or employee with Isle of Capri terminates for any reason or you receive or submit a notice of termination, your tender will automatically be deemed withdrawn and you will not participate in the option exchange program. You will retain your outstanding options in accordance with their current terms and conditions, and you may exercise them during a limited period of time following your termination of service in accordance with their terms to the extent that they are vested. This offer does not change your status as an “at will” employee, and your employment may be terminated by us or by you at any time, including before the offer expires, for any reason, with or without cause, subject to any employment agreement you may have with Isle of Capri (or one of our subsidiaries or a successor entity, as applicable).  If you are a director, this offer does not guarantee your continued status as a director nor does it otherwise change the terms and conditions of your service as a director.”

Section 1. Eligibility.

Section 1 of the Offer to Exchange is amended to read, in its entirety, as follows:

“Individuals who hold options to purchase shares of Isle of Capri common stock, par value $0.01 per share and have an exercise price of at least $10.00 and who are directors or employees of Isle of Capri on September 5, 2008 and remain directors or employees (even if on an approved leave of absence) immediately prior to the expiration date (as defined below) are eligible to participate in this offer.  If you resign or receive a notice of termination at any time before the expiration of the offer, you are not eligible to participate in the offer.”

Section 6. Acceptance of Options for Exchange and Issuance of Restricted Stock and Payment of Cash.

The third paragraph of Section 6 of the Offer to Exchange is amended to read, in its entirety, as follows:

“All restricted stock awards will be granted under our 2000 Plan and will be subject to the terms and conditions of an award agreement between you and Isle of Capri. Promptly after the grant date, we will send you an award agreement (in the appropriate form filed as an exhibit to our Tender Offer Statement on Schedule TO but with all the blanks filled in). This agreement will be effective from and as of the grant date.  There will be no terms or conditions associated with any cash payments that we make in connection with this offer.”

Section 9. Source and Amount of Consideration; Terms of Restricted Stock.

The first paragraph under the subheading “Terms of the Restricted Stock” in Section 9 of the Offer to Exchange is amended to read, in its entirety, as follows:

“For each restricted stock award granted in the offer, we and the participant will enter into a restricted stock agreement. Promptly after the grant date, we will send you a completed award agreement. The terms and conditions of the restricted stock awards will vary from the terms and conditions of the options tendered for exchange. You must sign and return the award agreement. This agreement will be effective from and as of the grant date. The following description of the restricted stock awards to be granted under the 2000 Plan is a summary of the material terms of these awards.”

Section 10. Information Concerning Isle of Capri Casinos, Inc.

The following additional financial information is hereby added to supplement Section 10 of the Offer to Exchange under the subheading “Certain Financial Information”:

“We had a book value per share of $5.40  on July 27, 2008 (calculated using the book value as of July 27, 2008, divided by the number of outstanding shares of our common stock as of July 27, 2008).

Our ratio of earnings to fixed charges for the year ended April 27, 2008, April 29, 2007 and for the three months ended April 27, 2008 and July 29, 2007, is set forth below:

	Three months ended				Fiscal Year ended
	July 27, 2008		July 29, 2007		April 27, 2008	April 29, 2007
Ratio of earnings to fixed charges	1.3	x	1.5	x	N/M	1.3	x

For purposes of calculating the ratio of earnings to fixed charges, fixed charges are calculated by adding (a) interest on all indebtedness and amortization of debt discount and expense and (b) an estimate of the interest within rental expense. Earnings are calculated by adding (a) pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries and (b) fixed charges.”

Section 11. Interests of Officers; Transactions and Arrangements Concerning the Options.

1.  The third paragraph of Section 11 of the Offer to Exchange is amended to read, in its entirety, as follows:

“Other than as described below and other than transactions in our securities in the ordinary course with persons who are neither executive officers nor directors of Isle of Capri, neither Isle of Capri nor our executive officers, directors or affiliates have effected transactions in options to purchase Isle of Capri common stock, in shares of Isle of Capri common stock, or in other securities convertible into or exercisable for shares of Isle of Capri common stock during the 60 days prior to September 5, 2008.”

2.  The last paragraph of Section 11 of the Offer to Exchange is amended to read, in its entirety, as follows:

“Except as described in this Offer to Exchange and in our Annual Report on Form 10-K for the fiscal year ended April 27, 2008, and other than outstanding options and other awards granted from time to time to certain of our employees (including executive officers), directors and consultants under our compensation and incentive plans, neither we nor any person controlling us nor any of our directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to this Offer to Exchange with respect to any of our securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).”